RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated August 9, 2017
Pricing Supplement Dated August __, 2017 to the Product Prospectus Supplement ERN-ES-1 Dated January 14, 2016, Prospectus Supplement Dated January 8, 2016, and
Prospectus Dated January 8, 2016
$_________ Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019 Royal Bank of Canada

Royal Bank of Canada is offering the Digital Plus Barrier Notes (the “Notes”) linked to the performance of the common stock of McDonald’s Corporation (the “Reference Asset”).
The CUSIP number for the Notes is 78013GER2. The Notes do not pay interest. Any payments on the Notes are subject to our credit risk. The Notes will not be listed on any securities exchange.
The Notes provide a fixed positive return of $1,080 of the principal amount if the Final Level of the Reference Asset is at least 80% of the Initial Level (the “Barrier Level”). If the Final Level exceeds the Initial Level by more than 8%, the Notes will provide a one-for-one positive return, subject to the Maximum Redemption Amount of 113.14% of the principal amount of the Notes. However, investors will receive shares of the Reference Asset at maturity if its closing price on the valuation date is less than or equal to the Barrier Level, and the value of these shares is expected to be significantly less than the principal amount of the Notes, as further described below. Accordingly, investors may lose all or a significant portion of their principal amount.
Issue Date: August 14, 2017
Maturity Date: August 14, 2019
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 14, 2016, “Risk Factors” beginning on page PS-4 of the product prospectus supplement dated January 14, 2016, and “Selected Risk Considerations” beginning on page P-7 of this terms supplement. The Notes will have the terms described in the documents described above, as supplemented or modified by this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	1.00%	$
Proceeds to Royal Bank of Canada	99.00%	$
(1) Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $990 and $1,000 in principal amount.
The initial estimated value of the Notes as of the date of this terms supplement is $977.85 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the pricing date, which will not be less than $957.85 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $10.00 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $10.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-12 below.

RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Reference Asset:	Common Stock of McDonald’s Corporation
Bloomberg Ticker:	MCD
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	August 9, 2017
Issue Date:	August 14, 2017
CUSIP:	78013GER2
Valuation Date:	August 9, 2019
Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Final Level is greater than the Barrier Level but less than or equal to 113.14% of the Initial Level, then the investor will receive the greater of:
•       $1,080; and
•       $1,000 + ($1,000 x Percentage Change)

If, on the Valuation Date, the Final Level is greater than 113.14% of the Initial Level, then the investor will receive the Maximum Redemption Amount.

However, if, on the Valuation Date, the Percentage Change is less than or equal to – 20%, then the investor will receive at maturity, for each $1,000 in principal amount, a number of shares of the Reference Asset equal to the Physical Delivery Amount (or at our election, the cash value of those shares).
In this case, you will lose a significant portion, or possibly even all, of the principal amount.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Physical Delivery Amount:
For each $1,000 in principal amount, a number of shares of the Reference Asset equal to the principal amount divided by the Initial Level, subject to adjustment as described in the product prospectus supplement. If this number is not a round number, then the number of shares of the Reference Asset to be delivered will be rounded down and the fractional part shall be paid in cash.

P-2	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
Cash Delivery Amount:	The product of the Physical Delivery Amount multiplied by the Final Level
Initial Level:
The closing price of the Reference Asset on the pricing date. The Initial Level will be subject to adjustment in the event of certain corporate events affecting the Reference Asset, as set forth in the product prospectus supplement.

Final Level:	The closing price of the Reference Asset on the Valuation Date.
Maximum Redemption Amount:	113.14% multiplied by the principal amount
Barrier Level:	80% of the Initial Level, rounded to two decimal places
Digital Coupon:	8%
Maturity Date:	August 14, 2019, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 14, 2016.
Term:	2 years
Principal at Risk:
The Notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than 20%.

Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion in this terms supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 14, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 14, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

P-3	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 14, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. In particular, please note that you may receive shares of the Reference Asset at maturity. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 14, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-ES-1 dated January 14, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047764/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P-4	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
HYPOTHETICAL RETURNS
The examples below are based on the following terms:
Hypothetical Initial Level:	$100.00*
Hypothetical Barrier Level:	$80.00 which is 80.00% of the hypothetical Initial Level
Digital Coupon:	8% of the principal amount
Maximum Redemption Amount:	113.14% multiplied by the principal amount
Principal Amount:	$1,000 per Note
* The hypothetical Initial Level of $100 used in the examples below has been chosen for illustrative purposes only and is not the expected actual Initial Level. The actual Initial Level will be set forth on the cover page of the final pricing supplement relating to the Notes.
Final Level	Reference Asset Return	Payment at Maturity	Physical Delivery Amount as Number of Shares of the Reference Asset	Cash Delivery Amount
$150.00	50.00%	$1,131.40	n/a	n/a
$140.00	40.00%	$1,131.40	n/a	n/a
$130.00	30.00%	$1,131.40	n/a	n/a
$120.00	20.00%	$1,131.40	n/a	n/a
$115.00	15.00%	$1,131.40	n/a	n/a
$113.14	13.14%	$1,131.40	n/a	n/a
$110.00	10.00%	$1,080.00	n/a	n/a
$105.00	5.00%	$1,080.00	n/a	n/a
$100.00	0.00%	$1,080.00	n/a	n/a
$90.00	-10.00%	$1,080.00	n/a	n/a
$80.00	-20.00%	Physical or Cash Delivery Amount	10	$800.00
$70.00	-30.00%	Physical or Cash Delivery Amount	10	$700.00
$60.00	-40.00%	Physical or Cash Delivery Amount	10	$600.00
$50.00	-50.00%	Physical or Cash Delivery Amount	10	$500.00
$40.00	-60.00%	Physical or Cash Delivery Amount	10	$400.00
$30.00	-70.00%	Physical or Cash Delivery Amount	10	$300.00
$20.00	-80.00%	Physical or Cash Delivery Amount	10	$200.00
$10.00	-90.00%	Physical or Cash Delivery Amount	10	$100.00
$0.00	-100.00%	Physical or Cash Delivery Amount	10	$0.00
The following examples illustrate how the payments at maturity set forth in the table above are calculated:
Example 1: The price of the Reference Asset increases to a Final Level of $150.00.
Because the Final Level is greater than the Barrier Level, but the Percentage Change is greater than 13.14%, an investor will receive at maturity a payment of $1,131.40 per $1,000 in principal amount of the Notes, equal to the Maximum Redemption Amount.
Example 2: The price of the Reference Asset increases to a Final Level of $112.00.
Because the Final Level is greater than the Barrier Level, but the Percentage Change is not greater than 13.14%, an investor will receive at maturity a payment of $1,120 per $1,000 in principal amount of the Notes, calculated as follows:
 Principal Amount + (Principal Amount x Percentage Change) = $1,000 + ($1,000 x 12%) = $1,120
Example 3: The price of the Reference Asset decreases to a Final Level of $90.00.
Although the Final Level is less than the Initial Level, the Final Level is above the Barrier Level. Because the Final Level is above the Barrier Level, an investor will receive at maturity the Digital Coupon, a payment of $1,080 per $1,000 in principal amount of the Notes.
Example 4: The price of the Reference Asset decreases to a Final Level of $40.00.
Because the Final Level is less than the Barrier Level, the investor will receive 10 shares of the Reference Asset at maturity, or at our option, the Cash Delivery Amount, calculated as follows:
Physical Delivery Amount x Final Level = 10 x $40 = $400.00

P-5	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” beginning on page PS-4 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Asset between the pricing date and the valuation date. If the Final Level on the valuation date is less than the Barrier Level, the value of the shares or cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Asset from the pricing date to the valuation date. If you receive shares of the Reference Asset, they may decrease in value between the valuation date and the maturity date, further reducing your return on the Notes.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset or in a security directly linked to the positive performance of the Reference Asset.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the price of the Reference Asset increases after the pricing date. No assurance can be given as to what our financial condition will be at maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset – In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Asset, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Asset may at any time have significantly different views from those of ours and our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Asset from multiple sources, and you should not rely solely on views expressed by us or our affiliates.

P-6	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value set forth on the cover page of this terms supplement and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page of this Terms Supplement and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set –The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•
The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest – We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with McDonald’s Corporation, the issuer of the Reference Asset (the ‘‘Reference Asset Issuer’’), including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

•
Owning the Notes Is Not the Same as Owning the Reference Asset – The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Asset. For example, you will not receive or be entitled to receive any dividend payments or other distributions on the Reference Asset during the term of

P-7	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
your Notes; accordingly, an investment in the Notes may return less than an actual investment in the Reference Asset. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Asset may have. Furthermore, the Reference Asset may appreciate substantially during the term of the Notes, and you will not fully participate in such appreciation.
•
Market Disruption Events and Adjustments – The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-8	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
INFORMATION REGARDING THE REFERENCE ASSET

We have derived the following information from publicly available documents published by the Reference Asset Issuer. We have not independently verified the accuracy or completeness of the following information.
McDonald's Corporation franchises and operates fast-food restaurants in the global restaurant industry. The company's restaurants serve a variety of value-priced menu products in countries around the world. The Reference Asset is registered under the Exchange Act. Information provided to or filed with the Securities and Exchange Commission by the issuer of Reference Asset under the Exchange Act can be located through the Securities and Exchange Commission’s website at.www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
Historical Information
The graph below sets forth information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for the four calendar quarters from 2008 to 2016, the first and second calendar quarters of 2017 and for the period from July 1, 2017 through August 7, 2017.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your investment.

P-9	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset ($)	Low Intra-Day Price of the Reference Asset ($)	Period-End Closing Price of the Reference Asset ($)
7/1/2015	3/31/2008	58.91	49.36	55.77
10/1/2008	6/30/2008	61.76	55.14	56.22
7/1/2008	9/30/2008	67.00	55.70	61.70
10/1/2008	12/31/2008	64.02	45.79	61.74
1/1/2009	3/31/2009	64.46	50.44	54.57
4/1/2009	6/30/2009	61.00	51.76	57.49
7/1/2009	9/30/2009	59.57	53.89	57.07
10/1/2009	12/31/2009	64.75	56.03	62.89
1/1/2010	3/31/2010	67.49	61.07	66.72
4/1/2010	6/30/2010	71.84	65.55	65.87
7/1/2010	9/30/2010	76.26	65.31	74.51
10/1/2010	12/31/2010	80.94	74.41	76.76
1/1/2011	3/31/2011	77.59	72.14	76.09
4/1/2011	6/30/2011	84.90	75.66	84.32
7/1/2011	9/30/2011	91.21	82.02	87.82
10/1/2011	12/31/2011	101.00	83.74	100.33
1/1/2012	3/31/2012	102.22	95.14	98.10
4/1/2012	6/30/2012	99.50	85.92	88.53
7/1/2012	9/30/2012	94.00	86.15	91.75
10/1/2012	12/31/2012	94.10	83.32	88.21
1/1/2013	3/31/2013	99.78	89.25	99.69
4/1/2013	6/30/2013	103.70	95.16	99.00
7/1/2013	9/30/2013	101.80	94.01	96.21
10/1/2013	12/31/2013	99.27	93.14	97.03
1/1/2014	3/31/2014	99.07	92.22	98.03
4/1/2014	6/30/2014	103.71	96.53	100.74
7/1/2014	9/30/2014	101.36	90.54	94.81
10/1/2014	12/31/2014	97.42	87.62	93.70
1/1/2015	3/31/2015	101.09	88.77	97.44
4/1/2015	6/30/2015	101.08	94.02	95.07
7/1/2015	9/30/2015	101.88	87.50	98.53
10/1/2015	12/31/2015	120.23	97.13	118.14
1/1/2016	3/31/2016	126.94	112.73	125.68
4/1/2016	6/30/2016	131.96	116.09	120.34
7/1/2016	9/30/2016	128.59	113.97	115.36
10/1/2016	12/31/2016	123.99	110.33	121.72
1/1/2017	3/31/2017	130.19	118.18	129.61
4/1/2017	6/30/2017	155.46	128.65	153.16
7/1/2017	8/7/2017	159.97	151.78	154.97

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-10	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about August 14, 2017, which is the third (3rd) business day following the pricing date (this settlement cycle being referred to as “T+3”). For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In additional, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the pricing date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-11	RBC Capital Markets, LLC

Digital Plus Barrier Notes Linked to the Common Stock of McDonald’s Corporation, Due August 14, 2019
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 14, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

If the Notes are settled by physical delivery of a number of shares of the Reference Asset at maturity, although no assurances can be provided in this regard, a U.S. holder may generally expect not to recognize gain or loss upon maturity. However, a U.S. holder would generally be required to recognize loss, with respect to any cash received in lieu of a fractional share, equal to the difference between the cash received and the pro rata portion of the tax basis allocable to a fractional share. Any such loss would be treated as capital loss. A U.S. holder’s tax basis in the shares of Reference Asset delivered would generally equal its tax basis in the Notes, other than any amount allocable to a fractional share. A U.S. holder’s holding period for the shares of the Reference Asset delivered would begin on the day after the shares of the Reference Asset are received.

Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

P-12	RBC Capital Markets, LLC